Exhibit 99.1

Unaudited Pro Forma Financial Statements for Brookfield Renewable Partners L.P.

These Unaudited Pro Forma Financial Statements of Brookfield Renewable Partners L.P. (“BEP”) have been prepared to illustrate the effects of the following transactions (collectively, the “BEP Transactions”):

•

as a result of the special distribution (the “special distribution”) by BEP to the holders of its non-voting limited partnership units (“BEP units”) of approximately 44.7 million class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) and the distribution of approximately 33.1 million BEPC exchangeable shares to Brookfield Asset Management Inc. and its subsidiaries (other than entities within the Brookfield Renewable group) (“Brookfield”) on the redeemable partnership units that they hold in Brookfield Renewable Energy L.P. (“BRELP”) and the general partner interests that they hold in BEP and BRELP, the delivery of one (1) BEPC exchangeable share for every four (4) BEP units, BRELP redeemable partnership units and general partnership interests in BEP and BRELP;

•

the execution of voting agreements whereby certain indirect subsidiaries of Brookfield Asset Management Inc. (“BAM”) will transfer the power to vote their respective shares held in TerraForm Power, Inc. (“TERP”) to BEPC (the “Common Control Acquisition”); and

•

BEP and BEPC’s acquisition (the “TERP acquisition”) of all shares of Class A common stock, par value 0.01, of TERP not already owned by BEP and its affiliates (the “public TERP shares”), whereby BEPC will acquire the 38% economic interest in TERP not currently owned by BEP and its affiliates and assuming that no TERP stockholder will elect to receive BEP units and all unaffiliated TERP stockholders will receive their consideration in the form of BEPC exchangeable shares.

On March 16, 2020, BEP entered into Agreement and Plan of Reorganization with BEPC, 2252876 Alberta ULC, TERP and TerraForm Power NY Holdings, Inc. to acquire all of the public TERP shares.

Each holder of public TERP shares will be entitled to receive for each public TERP share held by such holder as consideration 0.381 BEPC exchangeable shares or, at the election of such holder, 0.381 of a BEP unit, in each case as adjusted for the special distribution plus any cash paid in lieu of fractional BEP units or BEPC exchangeable shares, as applicable. As described in the notes, these Unaudited Pro Forma Financial Statements have been prepared assuming all public TERP stockholders elect to receive BEPC exchangeable shares.

Upon completion of the BEP Transactions, TERP will be controlled as to 47% by BAM and as to 53% by BEP (including through BEP’s ownership in BEPC), and BAM and BEP intend to enter into voting agreements with BEPC, giving BEPC voting control over the BAM and BEP controlled shares of TERP (and its successor) common stock. As a result, upon completion of the BEP Transactions, BEPC (and therefore BEP) will control TERP and consolidate it from an accounting point of view.

The Common Control Acquisition will be accounted for as a transaction between entities under common control as a result of BAM being the controlling shareholder of each of BEP and TERP. In the Common Control Acquisition, the net assets of BEP will be combined with those of TERP at their historical carrying amounts in BAM’s consolidated financial statements and the companies are presented on a combined basis for historical periods that they were under common control. The historical operating results of BEP will be restated as if the Common Control Acquisition occurred on October 17, 2017, the date on which BAM acquired control of TERP. The Unaudited Pro Forma Financial Statements reflect this presentation for the years presented.

These Unaudited Pro Forma Financial Statements are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the BEP Transactions had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. Additionally, these Unaudited Pro Forma Financial Statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect of the BEP Transactions. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Statements. During 2020, financial markets have been negatively impacted by the novel Coronavirus or COVID-19, which has resulted in economic uncertainty. BEP is not able to predict or forecast the extent or duration of the economic uncertainty, and consequently, it is difficult to reliably measure the potential impact of this uncertainty on future financial results.

The information in the Unaudited Pro Forma Condensed Combined Statement of Operating Results for the three months ended March 31, 2020, and for each of the years in the three-year period ended December 31, 2019 give effect to the Common Control Acquisition as if it occurred on October 17, 2017. The information in the Unaudited Pro Forma Condensed Combined Statement of Financial Position as at March 31, 2020 gives further effect to the special distribution and the TERP acquisition as if they had been consummated on March 31, 2020. The information in the Unaudited Pro Forma Condensed Combined Statements of Operating Results for the three months ended March 31, 2020 and for the year ended December 31, 2019 gives further effect to the special distribution and the TERP acquisition as if they had been consummated on January 1, 2019. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the financial statements of BEP included elsewhere in this document, to give effect to the BEP Transactions for the relevant periods. For the purposes of the Unaudited Pro Forma Financial Statements, the consolidated financial statements of TERP for the relevant periods presented have been reconciled to IFRS and BEP’s accounting policies for material accounting policy differences based on available information.

The historical financial information has been adjusted in the Unaudited Pro Forma Financial Statements to give effect to pro forma adjustments that are (1) directly attributable to the BEP Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Condensed Combined Statement of Operating Results, expected to have a continuing impact on the combined results of BEP. The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements.

These Unaudited Pro Forma Financial Statements and the notes thereto should be read together with BEP’s audited consolidated financial statements and notes thereto contained in BEP’s annual report on Form 20-F dated February 28, 2020 for the fiscal year ended December 31, 2019, as amended by Amendment No.1 thereto dated March 18, 2020 (“BEP’s Annual Report”), BEP’s unaudited interim consolidated financial statements and notes thereto contained in BEP’s interim report for the quarter ended March 31, 2020, TERP’s audited consolidated financial statements and the notes thereto as of December 31, 2019 and December 31, 2018 and for each of the years in the three years ended December 31, 2019, contained in BEP’s Annual Report, and TERP’s unaudited consolidated financial statements and the notes thereto as of March 31, 2020 and December 31, 2019 and for the three month periods ended March 31, 2020 and 2019, contained in BEP’s Form 6-K furnished on June 5, 2020.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

(MILLIONS) As at March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
		(3)	(6)				(2)		(5)	(4)
Assets
Current assets
Cash and cash equivalents	$294	$—	$—	$294	$249	$—	$—	$249	$—	$—	$543
Restricted cash	219	—	—	219	43	—	—	43	—	—	262
Accounts receivable, net	—	—	—	—	191	(191)	—	—	—	—	—
Trade receivables and other current assets	645	—	—	645	—	277	—	277	—	—	922
Financial instrument assets	126	—	—	126	—	23	—	23	—	—	149
Due from related parties	90	—	—	90	2	—	—	2	—	—	92
Prepaid expenses	—	—	—	—	17	(17)	—	—	—	—	—
Derivative assets, current	—	—	—	—	23	(23)	—	—	—	—	—
Deposit on acquisitions	—	—	—	—	13	(13)	—	—	—	—	—
Other current assets	—	—	—	—	56	(56)	—	—	—	—	—
Assets held for sale	190	—	—	190	—	—	—	—	—	—	190

	1,564	—	—	1,564	594	—	—	594	—	—	2,158
Financial instrument assets	188	—	—	188	—	50	—	50	—	—	238
Equity-accounted investments	1,791	—	—	1,791	—	12	—	12	(928)	—	875
Property, plant and equipment, at fair value	27,873	—	—	27,873	—	7,760	3,052	10,812	—	—	38,685
Renewable energy facilities, net	—	—	—	—	7,760	(7,760)	—	—	—	—	—
Intangible assets, net	—	—	—	—	1,921	(234)	(1,687)	—	—	—	—
Goodwill	662	—	—	662	168	—	—	168	—	—	830
Restricted cash	—	—	—	—	98	(98)	—	—	—	—	—
Derivative assets	—	—	—	—	50	(50)	—	—	—	—	—
Deferred income tax assets	123	—	1	124	—	—	1	1	46	—	171
Other long-term assets	462	—	—	462	44	320	(14)	350	—	—	812

Total assets	$32,663	$—	$1	$32,664	$10,635	$—	$1,352	$11,987	$(882)	$—	$43,769

Unaudited Pro Forma Condensed Combined Statement of Financial Position (Continued)

(MILLIONS) As at March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
		(3)	(6)				(2)		(5)	(4)
Liabilities
Current liabilities
Current portion of long-term debt	$—	$—	$—	$—	$476	$(476)	$—	$—	$—	$—	$—
Accounts payable and accrued liabilities	530	—	6	536	189	—	—	189	—	—	725
Financial instrument liabilities	142	—	—	142	—	63	78	141	—	—	283
Due to related parties	142	—	—	142	13	—	—	13	—	—	155
Derivative liabilities, current	—	—	—	—	63	(63)	—	—	—	—	—
Corporate borrowings	100	—	—	100	—	—	—	—	—	—	100
Non-recourse borrowings	580	—	—	580	—	476	6	482	—	—	1,062
Liabilities directly associated with assets held for sale	95	—	—	95	—	—	—	—	—	—	95

	1,589	—	6	1,595	741	—	84	825	—	—	2,420
Long-term debt	—	—	—	—	6,287	(6,287)	—	—	—	—	—
Operating lease obligations	—	—	—	—	287	(287)	—	—	—	—	—
Asset retirement obligations	—	—	—	—	315	(315)	—	—	—	—	—
Derivative liabilities	—	—	—	—	242	(242)	—	—	—	—	—
Financial instrument liabilities	54	—	—	54	—	250	320	570	—	—	624
Corporate borrowings	1,902	—	—	1,902	—	—	—	—	—	—	1,902
Non-recourse borrowings	7,689	—	—	7,689	—	6,287	43	6,330	—	—	14,019
Deferred income tax liabilities	4,095	—	—	4,095	198	—	85	283	—	—	4,378
Other long-term liabilities	977	—	—	977	103	602	137	842	—	—	1,819
Equity
Redeemable non-controlling interests	—	—	—	—	8	(8)	—	—	—	—	—

Unaudited Pro Forma Condensed Combined Statement of Financial Position (Continued)

(MILLIONS) As at March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
		(3)	(6)				(2)		(5)	(4)
Stockholders’ equity:
Class A common stock	—	—	—	—	2	(2)	—	—	—	—	—
Additional paid-in capital	—	—	—	—	2,481	(2,481)	—	—	—	—	—
Accumulated deficit	—	—	—	—	(563)	563	—	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	(17)	17	—	—	—	—	—
Treasury stock	—	—	—	—	(15)	15	—	—	—	—	—
Non-controlling interests	—	—	—	—	566	(566)	—	—	—	—	—

Total stockholders’ equity	—	—	—	—	2,454	(2,454)	—	—	—	—	—
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	7,760	—	—	7,760	—	1,907	332	2,239	—	(1,163)	8,836
General partnership interest in a holding subsidiary held by Brookfield	60	(12)	—	48	—	5	3	8	(8)	2	50
Participating non-controlling interests—in a holding subsidiary—Redeemable/Exchangeable units held by Brookfield	2,923	(585)	(2)	2,336	—	228	146	374	(367)	124	2,467
Participating non-controlling interests—in BEPC	—	1,404	(1)	1,403	—	—	—	—	—	866	2,269
Preferred equity	551	—	—	551	—	—	—	—	—	—	551
Preferred limited partners’ equity	1,028	—	—	1,028	—	—	—	—	—	—	1,028
Limited partners’ equity	4,035	(807)	(2)	3,226	—	314	202	516	(507)	171	3,406

Total equity	$16,357	$—	$(5)	$16,352	$2,454	$—	$683	$3,137	$(882)	$—	$18,607

Total liabilities and equity	$32,663	$—	$1	$32,664	$10,635	$—	$1,352	$11,987	$(882)	$—	$43,769

Unaudited Pro Forma Condensed Combined Statement of Operations

(MILLIONS) Three months ended March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (US GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP IFRS	Reversal of equity- accounted investment	TERP acquisition	Transaction pro forma
	(1)	(1)	(2)			(3)	(4)
Revenues	$792	$—	$—	$792	$—	$247	$10	$257	$—	$—	$1,049
Operating revenues. net	—	—	—	—	247	(247)	—	—	—	—	—
Other income	10	—	—	10	—	7	—	7	—	—	17
Direct operating costs	(261)	—	—	(261)	—	(66)	—	(66)	—	—	(327)
Operating costs and expenses:
Cost of operations	—	—	—	—	(58)	58	—	—	—	—	—
Cost of operations—affiliate	—	—	—	—	—	—	—	—	—	—	—
General and administrative expenses	—	—	—	—	(26)	26	—	—	—	—	—
General and administrative expenses—affiliate	—	—	—	—	(10)	10	—	—	—	—	—
Acquisition costs	—	—	—	—	—	—	—	—	—	—	—
Acquisition costs—affiliate	—	—	—	—	(1)	1	—	—	—	—	—
Impairment of renewable energy facilities	—	—	—	—	—	—	—	—	—	—	—
Depreciation, accretion and amortization expense	—	—	—	—	(122)	122	—	—	—	—	—
Management service costs	(31)	—	—	(31)	—	(9)	—	(9)	—	—	(40)
Interest expense—borrowings	(162)	—	—	(162)	—	(77)	—	(77)	—	—	(239)
Share of earnings from equity-accounted investments	(16)	—	—	(16)	—	—	—	—	18	—	2
Foreign exchange and unrealized financial instrument loss	20	—		20	—	(20)	—	(20)	—	—	—
Depreciation	(206)	—		(206)	—	(138)	(11)	(149)	—	—	(355)
Other	(8)	—	—	(8)	—	13	2	15	—	—	7
Other expenses (income):
Interest expense, net	—	—	—	—	(78)	78	—	—	—	—	—
Loss on modification and extinguishment of debt, net	—	—		—	(4)	4	—	—	—	—	—
Gain on foreign currency exchange, net	—	—	—	—	5	(5)	—	—	—	—	—
Gain on sale of renewable energy facilities	—	—	—	—	—	—	—	—	—	—	—
Other income, net	—	—	—	—	4	(4)	—	—	—	—	—
Income tax recovery (expense):
Current	(19)	—	—	(19)	—	—	(1)	(1)	—	—	(20)
Deferred	1	—	—	1	—	(24)	(5)	(29)	(3)	—	(31)
Income tax (expense) benefit	—	—	—	—	(24)	24	—	—	—	—	—

	$(18)	$—	$—	$(18)	$(24)	$—	$(6)	$(30)	$(3)	$—	$(51)

Net income	$120	$—	$—	$120	$(67)	$—	$(5)	$(72)	$15	$—	$63

Unaudited Pro Forma Condensed Combined Statement of Operations

(MILLIONS, EXCEPT PER UNIT DATA) Three months ended March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (US GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP IFRS	Reversal of equity- accounted investment	TERP acquisition	Transaction pro forma
Net income attributable to:
Redeemable non-controlling interests	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Non-controlling interests	—	—	—	—	(12)	12	—	—	—	—	—
Class A common stockholders	—	—	—	—	(55)	55	—	—	—	—	—
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	83	—	—	83	—	(51)	8	(43)	—	25	65
General partnership interest in a holding subsidiary held by Brookfield	—	—	—	—	—	—	—	—	—	—	—
Participating non-controlling interests—in a holding subsidiary—Redeemable/Exchangeable units held by Brookfield	8	(2)	—	6	—	(7)	(5)	(12)	6	(6)	(6)
Participating non-controlling interests – BEPC	—	4	—	4	—	—	—	—	—	(10)	(6)
Preferred equity	7	—	—	7	—	—	—	—	—	—	7
Preferred limited partners’ equity	12	—	—	12	—	—	—	—	—	—	12
Limited partners’ equity	10	(2)	—	8	—	(9)	(8)	(17)	9	(9)	(9)

Net Income	$120	$—	$—	$120	$(67)	$—	$(5)	$(72)	$15	$—	$63

Earnings per BEP unit
Weighted-average number BEP units outstanding (7)	179.0	179.0	—	179.0	—	179.0	179.0	179.0	179.0	179.0	179.0
Basic and diluted earnings per BEP unit	$0.06	$(0.02)	$—	$0.04	$—	$(0.05)	$(0.04)	$(0.09)	$0.05	$(0.05)	$(0.05)

Unaudited Pro Forma Condensed Combined Statement of Operations

(MILLIONS) Year ended December 31, 2019	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
		(3)	(6)				(2)		(5)	(4)
Revenues	$2,980	$—	$—	$2,980	$—	$941	$50	$991	$—	$—	$3,971
Operating revenues. net	—	—	—	—	941	(941)	—	—	—	—	—
Other income	57	—	—	57	—	48	—	48	—	—	105
Direct operating costs	(1,012)	—	—	(1,012)	—	(252)	—	(252)	—	—	(1,264)
Operating costs and expenses:
Cost of operations	—	—	—	—	(280)	280	—	—	—	—	—
Cost of operations—affiliate	—	—	—	—	—	—	—	—	—	—	—
General and administrative expenses	—	—	—	—	(81)	81	—	—	—	—	—
General and administrative expenses—affiliate	—	—	—	—	(28)	28	—	—	—	—	—
Acquisition costs	—	—	—	—	(4)	4	—	—	—	—	—
Acquisition costs—affiliate	—	—	—	—	(1)	1	—	—	—	—	—
Depreciation, accretion and amortization expense	—	—	—	—	(434)	434	—	—	—	—	—
Management service costs	(108)	—	—	(108)	—	(27)	—	(27)	—	—	(135)
Interest expense—borrowings	(682)	—	—	(682)	—	(290)	(29)	(319)	—	—	(1,001)
Share of earnings from equity-accounted investments	11	—	—	11	—	—	—	—	18	—	29
Foreign exchange and unrealized financial instrument loss	(33)	—	—	(33)	—	(39)	—	(39)	—	—	(72)
Depreciation	(798)	—	—	(798)	—	(423)	(69)	(492)	—	—	(1,290)
Other	(91)	—	—	(91)	—	(153)	49	(104)	—	—	(195)
Other expenses (income):
Interest expense, net	—	—	—	—	(298)	298	—	—	—	—	—
Loss on modification and extinguishment of debt, net	—	—	—	—	(27)	27	—	—	—	—	—
Gain on foreign currency exchange, net	—	—	—	—	13	(13)	—	—	—	—	—
Gain on sale of renewable energy facilities	—	—	—	—	2	(2)	—	—	—	—	—
Other income, net	—	—	—	—	2	(2)	—	—	—	—	—
Income tax recovery (expense)							—
Current	(65)	—	—	(65)	—	7	(12)	(5)	—	—	(70)
Deferred	14	—	—	14	—	(19)	25	6	(2)	—	18
Income tax (expense) benefit	—	—	—	—	(12)	12	—	—	—	—	—

	$(51)	$—	$—	$(51)	$(12)	$—	$13	$1	$(2)	$—	$(52)

Net income	$273	$—	$—	$273	$(207)	$—	$14	$(193)	$16	$—	$96

Unaudited Pro Forma Condensed Combined Statement of Operations (Continued)

(MILLIONS) Year ended December 31, 2019	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
		(3)	(6)				(2)		(5)	(4)
Net income attributable to:
Redeemable non-controlling interests	$—	$—	$—	$—	$(12)	$12	$—	$—	$—	$—	$—
Non-controlling interests	—	—	—	—	(46)	46	—	—	—	—	—
Class A common stockholders	—	—	—	—	(149)	149	—	—	—	—	—
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	262	—	—	262	—	(164)	26	(138)	—	72	196
General partnership interest in a holding subsidiary held by Brookfield	—	—	—	—	—	—	—	—	—	(1)	(1)
Participating non-controlling interests—in a holding subsidiary—Redeemable/Exchangeable units held by Brookfield	(25)	5	—	(20)	—	(18)	(5)	(23)	7	(15)	(51)
Participating non-controlling interests—BEPC	—	(12)	—	(12)	—	—	—	—	—	(35)	(47)
Preferred equity	26	—	—	26	—	—	—	—	—	—	26
Preferred limited partners’ equity	44	—	—	44	—	—	—	—	—	—	44
Limited partners’ equity	(34)	7	—	(27)	—	(25)	(7)	(32)	9	(21)	(71)

Net Income	$273	$—	$—	$273	$(207)	$—	$14	$(193)	$16	$—	$96

Earnings per BEP unit
Weighted-average number of BEP units outstanding (7)	178.9	178.9	—	178.9	—	178.9	178.9	178.9	178.9	178.9	178.9
Basic and diluted earnings per BEP unit	$(0.19)	$0.04	$—	$(0.15)	$—	$(0.14)	$(0.04)	$(0.18)	$0.05	$(0.12)	$(0.40)

Unaudited Pro Forma Condensed Combined Statement of Operations (Continued)

(MILLIONS, EXCEPT PER UNIT DATA) Year ended December 31, 2018	BEP	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	Transactions pro forma
				(2)		(4)
Revenues	$2,982	$—	$767	$48	$815	$—	$3,797
Operating revenues. net	—	767	(767)	—	—	—	—
Other income	50	—	25	—	25	—	75
Direct operating costs	(1,036)	—	(240)	3	(237)	—	(1,273)
Operating costs and expenses:
Cost of operations	—	(221)	221	—	—	—	—
Cost of operations—affiliate	—	—	—	—	—	—	—
General and administrative expenses	—	(88)	88	—	—	—	—
General and administrative expenses—affiliate	—	(16)	16	—	—	—	—
Acquisition costs	—	(8)	8	—	—	—	—
Acquisition costs—affiliate	—	(7)	7	—	—	—	—
Impairment of renewable energy facilities	—	(15)	15	—	—	—	—
Depreciation, accretion and amortization expense	—	(342)	342	—	—	—	—
Management service costs	(80)	—	(15)	—	(15)	—	(95)
Interest expense—borrowings	(705)	—	(257)	(11)	(268)	—	(973)
Share of earnings from equity-accounted investments	68	—	—	—	—	(39)	29
Foreign exchange and unrealized financial instrument gain (loss)	(34)	—	(1)	—	(1)	—	(35)
Depreciation	(819)	—	(335)	(2)	(337)	—	(1,156)
Other	(82)	—	(109)	63	(46)	—	(128)
Other expenses (income):
Interest expense, net	—	(249)	249	—	—	—	—
Loss on modification and extinguishment of debt, net	—	(1)	1	—	—	—	—
Gain on foreign currency exchange, net	—	11	(11)	—	—	—	—
Gain on sale of renewable energy facilities	—	—	—	—	—	—	—
Other income, net	—	4	(4)	—	—	—	—
Income tax recovery (expense)
Current	(30)	—	(4)	2	(2)	—	(32)
Deferred	89	—	16	282	298	5	392
Income tax (expense) benefit	—	12	(12)	—	—	—	—

	59	12	—	284	296	5	360
Net income	$403	$(153)	$—	$385	$232	$(34)	$601

Net income attributable to:
Redeemable non-controlling interests	$—	$9	$(9)	$—	$—	$—	$—
Non-controlling interests	—	(175)	175	—	—	—	—
Class A common stockholders	—	13	(13)	—	—	—	—
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	297	—	(156)	322	166	—	463
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—	—	—	1
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	17	—	1	27	28	(14)	31
Preferred equity	26	—	—	—	—	—	26
Preferred limited partners’ equity	38	—	—	—	—	—	38
Limited partners’ equity	24	—	2	36	38	(20)	42

Net Income	$403	$(153)	$—	$385	$232	$(34)	$601

Earnings per BEP unit
Weighted-average number of BEP units outstanding (7)	180.2	—	180.2	180.2	180.2	180.2	180.2
Basic and diluted earnings per BEP unit	$0.13	$—	$0.01	$0.20	$0.21	$(0.11)	$0.23

Unaudited Pro Forma Condensed Combined Statement of Operations (Continued)

(MILLIONS, EXCEPT PER UNIT DATA) Year ended December 31, 2017	BEP	TERP (US GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment		Transactions pro forma
				(2)		(4)
Revenues	$2,625	$—	$135	$12	$147	$—		$2,772
Operating revenues. net	—	135	(135)		—	—		—
Other income	47	—			—	—		47
Direct operating costs	(978)	—	(41)	(4)	(45)	—		(1,023)
Operating costs and expenses:
Cost of operations	—	(37)	37		—	—		—
Cost of operations—affiliate	—	(3)	3		—	—		—
General and administrative expenses	—	(12)	12		—	—		—
General and administrative expenses—affiliate	—	(6)	6		—	—		—
Depreciation, accretion and amortization expense	—	(59)	59		—	—		—
Management service costs	(82)	—	(3)	—	(3)	—		(85)
Interest expense—borrowings	(632)	—	(51)	(1)	(52)	—		(684)
Share of earnings from equity-accounted investments	2	—	—	—	—	9		11
Foreign exchange and unrealized financial instrument gain (loss)	(46)	—	(7)	—	(7)	—		(53)
Depreciation	(782)	—	(59)	(7)	(66)	—		(848)
Other	(15)	—	(90)	44	(46)	—		(61)
Other expenses (income):
Interest expense, net	—	(52)	52		—	—		—
Loss on modification and extinguishment of debt, net	—	(81)	81		—	—		—
Loss on investments and receivables—affiliate	—	(2)	2		—	—		—
Income tax recovery (expense)
Current	(39)	—	10	(10)	—	—		(39)
Deferred	(49)	—	7	11	18	—		(31)
Income tax (expense) benefit	—	18	(18)		—	—		—

	(88)	18	(1)	1	18		—	(70)

Net income	$51	$(99)	$—	$45	$(54)	$9		$6

Net income attributable to:
Redeemable non-controlling interests	$—	$(7)	$7	$—	$—	$—		$—
Non-controlling interests	—	(21)	21	—	—	—		—
Class A common stockholders	—	(71)	71	—	—	—		—
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	53	$—	$(88)	$43	$(45)	$—		$8
General partnership interest in a holding subsidiary held by Brookfield	(1)	—	—	—	—	—		(1)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(23)	—	(5)	1	(4)	4		(23)
Preferred equity	26	—	—	—	—	—		26
Preferred limited partners’ equity	28	—	—	—	—	—		28
Limited partners’ equity	(32)	$—	$(6)	$1	$(5)	$5		(32)

Net Income	$51	$(99)	$—	$45	$(54)	$9		$6

Earnings per BEP unit
Weighted-average number of BEP units outstanding (7)	173.5	—	173.5	173.5	173.5	173.5		173.5
Basic and diluted earnings per BEP unit	$(0.18)	$—	$(0.03)	$0.01	$(0.03)	$0.03		$(0.18)

NOTES TO THE UNAUDITED PRO FORMA

FINANCIAL STATEMENTS OF BEP

(1)	BASIS OF PRESENTATION

The information in the Unaudited Pro Forma Condensed Combined Statement of Operating Results for the three months ended March 31, 2020 and for each of the years in the three-year period ended December 31, 2019 give effect to the Common Control Acquisition as if it occurred on October 17, 2017, the first day upon which BAM, the common parent of BEP and TERP, acquired control of TERP. The information in the Unaudited Pro Forma Condensed Combined Statement of Financial Position and Statement of Operating Results as of and for the three months ended March 31, 2020 and Statement of Operating Results for the year ended December 31, 2019 gives further effect to the special distribution and the TERP acquisition as if they had been consummated on March 31, 2020 and January 1, 2019, respectively.

As of March 31, 2020, BAM controlled BEP through ownership of the general partner and directed the vote of approximately 62% of the Class A common stock of TERP. Therefore, in the Common Control Acquisition, the net assets of TERP will be combined with those of BEP at their historical carrying amounts in the consolidated accounts of BAM and the companies are presented on a combined basis for historical periods because they were under common control for all periods presented. The Unaudited Pro Forma Financial Statements reflect this presentation for all periods presented.

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these Unaudited Pro Forma Financial Statements are those that are set out in the BEP’s consolidated financial statements included in BEP’s Annual Report.

All financial data in these Unaudited Pro Forma Financial Statements are presented in millions of U.S. dollars.

While BEP prepares its financial statements under IFRS, TERP’s financial statements have been prepared under U.S. GAAP. Consequently, the consolidated financial statements for TERP have been reconciled to IFRS from U.S. GAAP for material accounting policy differences.

Material differences in accounting policies for the historical period presented resulting in adjustments to TERP’s results reported under U.S. GAAP include the following:

•

Under the revaluation model, property, plant, and equipment are measured at fair value subsequent to initial recognition on the consolidated statement of financial position. Increases in the fair value of the property, plant and equipment are recorded in revaluation surplus within the statement of other comprehensive income. Decreases in the fair value of property, plant and equipment are recorded in other comprehensive income, to the extent that surplus exists, and to the income statement thereafter.

•

Similarly, certain revenue contracts that are capitalized as intangible assets under U.S. GAAP are included in the revaluation of property, plant and equipment on the basis that a ‘legal linkage’ could be established between the revenue contract and the power-generating facility such that the revenue contract would be unable to be satisfied with anything except the physical delivery of electricity and/or other services from the associated power-generating facility.

•

The equity in net assets of TERP that is attributable to partners in a tax equity structure that is presented as non-controlling interest under U.S. GAAP is classified as a liability under IFRS and measured at fair value subsequent to initial recognition on the consolidated statements of financial position. Changes to the fair value of the liability are recorded in the income statement.

•

Differences in the valuation of asset retirement obligations under U.S. GAAP and IFRS arise due to the differences in treatment of changes in cost estimates and discount rates associated with asset retirement obligations.

•	Differences in the valuation of certain other assets and liabilities due to the application of IFRS acquisition accounting when the TERP business was acquired by BAM.

•	Deferred tax provisions are adjusted to reflect the differences in the carrying value of assets and liabilities under IFRS with taxable temporary differences and deductible temporary differences.

(3)	SHARE CAPITAL

Prior to the special distribution, BEPC will acquire certain of BEP’s subsidiaries which hold the Business, which excludes a 10% interest in certain Brazilian and Colombian operations which will be retained by a subsidiary of BEP through its ownership of 10% of the common shares of BRP Bermuda Holdings I Limited.

Immediately after the transfer of the Business, BEPC’s capital structure will be comprised of BEPC exchangeable shares, class B multiple voting shares (“BEPC class B shares”) and class C non-voting shares (“BEPC class C shares”). BEPC exchangeable shares will be exchangeable at the option of the holder at any time at a price equal to the market price of a BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP). BEPC will have the option to satisfy the exchange either by delivering a BEP unit or the cash equivalent. The special distribution will result in the issuance of 77.8 million BEPC exchangeable shares. BEPC class B shares and BEPC class C shares will be held by BEP.

BEP may elect to satisfy the BEPC exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of BEP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEP). The effect of the special distribution on BEP’s financial statements will be such that the BEPC exchangeable shares will be classified as non-controlling interests within the consolidated financial statements of BEP on the basis that these BEPC exchangeable shares represent equity in a subsidiary not attributable, directly or indirectly, to the parent, being BEP.

(4)	TERP ACQUISITION

Following completion of the special distribution, BEPC is expected to acquire the 38% economic interest in TERP not already held by BEP and its affiliates. BEPC will enter into voting agreements with certain indirect subsidiaries of BAM and BEP to transfer the power to vote their respective shares held in TERP (or its successor entity) to BEPC. As a result, BEP (and BEPC) will indirectly control and consolidate TERP upon completion of the TERP acquisition.

The Unaudited Pro Forma Financial Statements as at and for the three months ended March 31, 2020, and for the year ended December 31, 2019 have been prepared with the assumption that the TERP acquisition will be settled entirely with the issuance of BEPC exchangeable shares.

The following table illustrates the impact to the equity of BEP in the Unaudited Pro Forma Condensed Combined Statement of Financial Position as at March 31, 2020 for each scenario provided below concerning the TERP stockholders’ elections to receive their consideration in the form of BEPC exchangeable shares or BEP units. In each case, the table below assumes that the special distribution has been completed and no BEPC exchangeable shares received by holders of BEP units have been exchanged for BEP units.

(MILLIONS)	100% elect BEPC exchangeable shares	50% elect BEPC exchangeable shares	0% elect BEPC exchangeable shares
Equity
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	$8,836	$8,836	$8,836
General partnership interest in a holding subsidiary held by Brookfield	50	50	50
Participating non-controlling interests – in a holding subsidiary—Redeemable/Exchangeable units held by Brookfield	2,467	2,467	2,467
Participating non-controlling interests—BEPC	2,269	1,875	1,480
Preferred equity	551	551	551
Preferred limited partners’ equity	1,028	1,028	1,028
Limited partners’ equity	3,406	3,800	4,195

Total equity	$18,607	$18,607	$18,607

The following table illustrates the impact to the net income attributable to non-controlling interests and owners of BEP in the Unaudited Pro Forma Condensed Combined Statement of Operating Results for the three months ended March 31, 2020 for each scenario provided concerning the TERP stockholders’ election to receive their consideration in the form of BEPC exchangeable shares or BEP units. In each case, the table below assumes that the special distribution has been completed and no BEPC exchangeable shares received by holders of BEP units have been exchanged for BEP units.

(MILLIONS)	100% elect BEPC exchangeable shares	50% elect BEPC exchangeable shares	0% elect BEPC exchangeable shares
Net income attributable to:
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	$65	$65	$65
General partnership interest in a holding subsidiary held by Brookfield	—	—	—
Participating non-controlling interests—in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(6)	(6)	(6)
Participating non-controlling interests – BEPC	(6)	(5)	(4)
Preferred equity	7	7	7
Preferred limited partners’ equity	12	12	12
Limited partners’ equity	(9)	(10)	(11)

Net income	$63	$63	$63

The following table illustrates the impact to the net income attributable to non-controlling interests and owners of BEP in the Unaudited Pro Forma Condensed Combined Statement of Operating Results for the year ended December 31, 2019 for each scenario provided concerning the TERP stockholders’ election to receive their consideration in the form of BEPC exchangeable shares or BEP units. In each case, the table below assumes that the special distribution has been completed and no BEPC exchangeable shares received by holders of BEP units have been exchanged for BEP units.

(MILLIONS)	100% elect BEPC exchangeable shares	50% elect BEPC exchangeable shares	0% elect BEPC exchangeable shares
Net income attributable to:
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	$196	$196	$196
General partnership interest in a holding subsidiary held by Brookfield	(1)	(1)	(1)
Participating non-controlling interests—in a holding subsidiary—Redeemable/Exchangeable units held by Brookfield	(51)	(51)	(51)
Participating non-controlling interests—BEPC	(47)	(39)	(31)
Preferred equity	26	26	26
Preferred limited partners’ equity	44	44	44
Limited partners’ equity	(71)	(79)	(87)

Net income	$96	$96	$96

(5)	REVERSAL OF EQUITY-ACCOUNTED INVESTMENT

As a result of the Common Control Acquisition, BEP’s investment in TERP will be consolidated and the previously recognized equity-accounted investment will be reversed and the deferred tax provisions are adjusted to reflect the investment on a consolidated basis.

(6)	TRANSACTION FEES

The pro forma adjustments include provisions for transaction fees associated with the special distribution and the transfer of the Business to BEPC. As the transaction costs are non-recurring, the transaction costs of $6 million are recorded in equity.

The adjustment to reflect the tax effects of the transaction fees is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of the pro forma adjustments has the effect of increasing deductible temporary differences.

(7)	EARNINGS PER SHARE

The weighted average number of BEP units used in the computation of pro forma adjusted basic and diluted earnings per BEP unit is unchanged because there will be no incremental BEP units issued in the special distribution and the pro forma financial statements assume all of the public TERP stockholders will elect to receive BEPC exchangeable shares in the TERP acquisition.